

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2022

Ryan Hymel
Chief Financial Officer
Playa Hotels & Resorts N.V.
Nieuwezijds Voorburgwal 104
1012 SG Amsterdam, the Netherlands

> **Re: Playa Hotels & Resorts N.V.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-38012**

Dear Ryan Hymel:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael McTiernan